Third Point Reinsurance Ltd.

The Waterfront, Chesney House, 1st Floor

96 Pitts Bay Road

Pembroke HM 08, Bermuda

August 12, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Registration Statement on Form S-l

of Third Point Reinsurance Ltd.

File No. 333-189960

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Third Point Reinsurance Ltd., a Bermuda limited company (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:45 P.M. (EST) on August 14, 2013 or as soon thereafter as possible.

The Company hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Third Point Reinsurance Ltd.

By:	/s/ Tonya Marshall
Name:	Tonya Marshall
Title:	Executive Vice President, General Counsel and Secretary

[Signature Page to Acceleration Request]